SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from January 1, 2001 through December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from____________to_____________

Commission file number 1-14893

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PBG 401(k) Savings Program

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pepsi Bottling Group, Inc.
One Pepsi Way
Somers, New York 10589

PBG 401(k) Savings Program

Financial Statements

December 31, 2001 and
December 31, 2000

(With Independent Auditors' Report Thereon)

PBG 401(k) Savings Program

INDEX

Schedules are omitted because of the absence of conditions under which they are required.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Plan Administrator
PBG 401(k) Savings Program:

We have audited the accompanying statements of net assets available for plan benefits of the PBG 401 (k) Savings Program (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
June 24, 2002

PBG 401(k) Savings Program

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

(in thousands)

	2001	2000
Assets		
Plan interest in PBG Master Trust, at fair value (note 3)	$328,223	$400,807
Receivables:		
Employer contribution	357	545
Participant contribution	893	410
Total assets	329,473	401,762
Liabilities		
Accounts payable and accrued liabilities	145	5,373
Net assets available for plan benefits	$329,328	$396,389

See accompanying notes to the financial statements.

PBG 401(k) Savings Program

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2001 and 2000

(in thousands)

	2001	2000
Additions to net assets attributed to:		
Plan interest in net investment income of PBG Master Trust (note 3)	$ (564)	$ 47,491
Transfer from other plans	—	4,910
Contributions:		
Participant	37,544	45,822
Employer	11,842	14,809
	49,386	60,631
Total additions	48,822	113,032
Deductions from net assets attributed to:		
Withdrawals	(18,139)	(43,314)
Total deductions	(18,139)	(43,314)
Net increase in plan assets available for plan benefits	30,683	69,718
Initial transfer to the PBG 401(k) Program	(97,744)	—
Net assets available for plan benefits at beginning of year	396,389	326,671
Net assets available for plan benefits at end of year	$329,328	$396,389

See accompanying notes to the financial statements.

PBG 401(k) Savings Program

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary Plan Description

The following brief description of the PBG 401(k) Savings Program (the "Plan"), amended and restated as of January 1, 2001, previously known as the PBG 401(k) Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 2001, the PBG 401(k) Plan was split into two separate 401(k) plans. One is known as the PBG 401(k) Savings Program, and the other as the PBG 401(k) Program. Collectively the plans are referred to as "The PBG 401(k) Plan." The PBG 401(k) Savings Program made an initial transfer to the PBG 401(k) Program in the amount of $97.7 million to set up the plan. The participant's rights under both plans are identical, and have not changed due to the split. Each is a separate ERISA plan and has distinct participation criteria. Both 401(k) plans referred to above participate in the Defined Contribution Plans Master Trust Agreement between Pepsi Bottling Group, Inc. and State Street Bank And Trust Company (the "Trust"). There are no other participants in the Trust. The Plan is sponsored by the Pepsi Bottling Group, Inc ("PBG").

The statements contained herein are that of the PBG 401(k) Savings Program. Any employee within a group or class so designated in the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions

Each participant in the Plan may elect to contribute up to 15% of his or her eligible pre-tax earnings. For calendar years 2001 and 2000, the maximum contributions permitted under federal law was $10,500. However, a participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code ("IRC").

The Pepsi Bottling Group ("PBG") makes matching contributions to the Plan on behalf of participants eligible to receive such contributions. The matching contributions are made to the Plan in cash and invested only in the PBG Stock Fund.

If the participant has one or more but less than 10 years of eligible service, the PBG match will equal $0.50 for each dollar the participant elects to defer up to 4% of the participant's pay. If the participant has 10 or more years of eligible service, the PBG match will equal $1.00 for each dollar the participant elects to defer up to 4% of the participant's pay.

Participant Accounts

Each participant's account is credited with the participant's contribution, PBG's matching contribution and Plan earnings, and charged with an allocation of administrative expenses, if applicable. PBG's matching contributions remain invested in the PBG Stock Fund until participants are within five years of their earliest retirement date at which time they may diversify into other investment funds maintained under the Plan.

Participant Loans

The maximum amount a participant may borrow is the lesser of 50% of their vested interest under the Plan or $50,000 reduced by the highest outstanding loan balance during the preceding one-year period. The interest rate for loans is based on the prime rate plus one percent. In addition, a one-time loan origination fee of $35 and a monthly maintenance fee are charged to those participants who obtain a loan. Interest on loans is allocated to each of the remaining funds based upon the participant's contribution election percentages. Any loans outstanding are treated as a taxable distribution to the participant if the loans are not repaid as specified in the Plan document.

Allocation of Participant Contributions

A participant must allocate their contribution to the Plan by specifying the percentage to be invested in any or all of the separate investment funds maintained under the Plan. If a participant elects to contribute to the Plan but fails to designate an investment fund, the participant's contributions will be invested in the Security Plus Fund.

Investment Options

Investment options are subject to market fluctuations and there are no guarantees of future performance.

Each participant in the Plan elects to have contributions invested in any one or combination of the following separate investment options:

PBG Stock Fund: This fund invests primarily in the common stock of PBG. Earnings are applied primarily to the purchase of additional shares of PBG's common stock.

Large Cap Equity Index Fund: This investment option is a diversified stock fund and is managed by The Vanguard Group. This fund is a passively managed fund designed to mirror the performance of Standard and Poor's 500 Index, a broadly-based average of stock market performance.

Mutual Fund Window: The Mutual Fund Window includes more than 70 mutual fund options. Some of these funds are Asset Allocation Funds that invest in a changing mix of stocks, bonds and short-term investments. The remaining funds provide specialized investment objectives within most major asset categories.

Fidelity BrokerageLink: This investment option is administered by Fidelity Investments and the agents it employs as securities brokers to execute participant's trades. This investment option permits participants and beneficiaries to invest all or a portion of their interest in the Plan in additional choices for self-directed investment, subject to written rules and procedures published by the Plan administrator. The investments available under this option are stocks, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, Fidelity mutual funds, and non-Fidelity mutual funds as specified by the Plan administrator. An annual maintenance fee and monthly investment service fees are charged to participants and are deducted from their core funds on a pro-rata basis.

Mid Cap Equity Index Fund: This fund invests in the stock of the 400 medium-sized U.S. companies that make up the Standard and Poor's MidCap 400 Index. These companies represent the middle tier of the U.S. stock market.

Total U.S. Equity Index Fund: This fund invests in the stock of approximately 5,000 small, medium, and large publicly traded companies representing a broad cross-section of U.S. sectors and industries. Its benchmark is the U.S. Equity Market Index.

Bond Index Fund: This fund invests in a well-diversified bond portfolio that is representative of the U.S. investment-grade bond market. The fund's objective is to match the performance of the Lehman Brothers Aggregate Bond Index.

Small Cap Equity Index Fund: This fund invests in a broad range of small-capitalization U.S. companies. The fund attempts to match the performance of the Russell 2000 Index.

International Equity Index Fund: This fund invests in almost 1,000 stocks in 20 countries in Europe, Australia, Asia and the Far East representing approximately 60% of the total market capitalization in those countries. The fund attempts to match the performance of the Morgan Stanley Capital International EAFE Index.

Fidelity Equity-Income Fund: The assets in this fund were transferred during the 2001 Plan year to the Mutual Fund Window investment option and remain segregated as one of the more than 70 allowable mutual fund choices. This fund invests primarily in the Fidelity Equity-Income Fund. The fund's chief objective is to provide income, although some consideration is given to capital appreciation.

Security Plus Fund: This fund is an investment portfolio managed by State Street Bank and Trust Company through March 2000 and thereafter by Sanford C. Bernstein & Co. which was acquired by Alliance Capital Management on October 2, 2001. It is comprised of investment funds and contracts issued by highly rated banks and insurance companies and short-term securities. Guarantees of principal and interest are provided by the insurance company or other financial institutions issuing the contracts. The objective of this fund is to provide, over a period of time, a higher rate of return than average money market funds while preserving principal and providing liquidity.

Closed Funds - PepsiCo Capital Stock Fund and Tricon Common Stock Fund: Prior to PBG's initial public offering, PBG employees were able to invest in the PepsiCo Capital Stock Fund, which consists primarily of shares of PepsiCo common stock and the Tricon Common Stock Fund, which consists primarily of shares of Tricon common stock.

Participants are not permitted to direct any further investment in either the PepsiCo Capital Stock Fund or the Tricon Common Stock Fund. These funds will not accept contributions, nor will transfers to the funds from any other funds be allowed. The PepsiCo Capital Stock Fund and the Tricon Common Stock Fund were maintained under the Plan through December 31, 2000. Any amounts that were not transferred out of these funds by December 31, 2000 were automatically transferred to the Security Plus Fund during January 2001.

Trustee

The investments of the Plan are maintained in the Trust by State Street Bank and Trust Company (the "Trustee").

Liquidity

The Trustee has been authorized in accordance with investment guidelines established by PBG to invest a portion of the assets of the PBG Stock Fund in short-term investment funds managed by the Trustee or to hold a portion of those assets in cash. The percentage of assets held for this purpose is normally expected to range from 0 to 10 percent, but under extraordinary circumstances, the percentages may be temporarily higher. Consequently, the mix of cash, securities, and other investments in each of the investment funds could vary significantly at any given time and the performance of any particular fund may not match the performance of the fund or stock, as the case may be, outside the Plan assets. Any cash balances included in the respective funds are included in investments in these financial statements and schedules.

The manager of the Security Plus Fund intends to maintain a sufficient amount of the fund's assets in short-term investments to satisfy the expected liquidity needs of this fund.

Vesting

A participant is fully and immediately vested in the participant's elective deferrals and any gains or losses thereon. A participant will become vested in the PBG matching contribution and any gains or losses thereon when any of the following occurs: the participant completes five years of eligible service with PBG, PepsiCo or certain acquired companies, reaches normal retirement age, dies while employed by PBG or receives a transfer to PepsiCo that is approved by PBG. If a participant is actively employed on or after January 1, 2002 and has less than five years of service, he or she is partially vested based on the following: less than two years, 0%; two years, 25%; three years, 50%; four years, 75%; and five or more years, 100%. Prior to January 1, 2002, employees were 100% vested only after completing five years of service. If a participant leaves PBG before completing five years of service, the PBG matching contribution not vested will be forfeited. Any forfeiture may be used to reduce PBG matching contributions to the Plan for the Plan year in which the forfeitures occurred, or they may be used to pay expenses, as determined by the Plan administrator, in its sole discretion. Forfeitures totaled $395,000 and $52,000 in 2001 and 2000, respectively.

Withdrawals

Distributions under the Plan are made upon a participant's death, disability, retirement or termination of employment. In the case of a participant who has not yet attained the age of 59 ½, withdrawal shall be permitted in the event of hardship. In addition, participants may take an in service withdrawal from their rollover contributions (and earnings thereon) regardless of age as often as twice a year. As discussed above, the Plan also permits withdrawals under a loan program.

Termination

After termination of employment, except for certain rollovers, new contributions are not permitted. If the participant's balance is over $5,000, they can elect to leave their funds in the Plan until they are age

70 ½, or they can request a final distribution payout. If their balance is $5,000 or less, they will receive a distribution check, unless participants elect an in-kind distribution of stocks and bonds or rollover their balance into another qualified plan or IRA within a specific time frame as outlined in the Plan document.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The investments in each fund (except for the Security Plus Fund, Fidelity BrokerageLink and the Participant Loan Account) are valued in units at quoted market values. Investment contracts in the Security Plus Fund are valued in units and stated at contract value, which approximates fair value. The Fidelity BrokerageLink is valued at quoted market prices of participants' investments. Participant loan receivables are valued at cost, which approximates fair value. Funds may contain short-term investments that are recorded at cost, which approximates fair value.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities in each fund are reported on the average cost method.

Reclassifications

Certain reclassifications were made to the financial statements to the 2000 amounts to conform with the 2001 presentation.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the Statement of Net Assets Available for Plan Benefits and measure those instruments at fair value. The Plan adopted SFAS 133 effective January 1, 2001, and the resulting adoption did not have a material impact on the Plan's financial statements.

(3) Investment in PBG Master Trust

The investments of the Trust, at fair value, are as follows at December 31, 2001 and 2000:

(in thousands)	2001		2000	
PBG Stock Fund	$ 137,956	*	$ 87,977	*
Security Plus Fund	102,717	*	54,479	*
Mutual Fund Window	74,275	**	71,812	**
Large Cap Equity Index Fund	66,355	*	73,884	*
Fidelity BrokerageLink	23,885	*	26,897	*
Participant Loan Fund	19,283		15,844	
Mid Cap Equity Index Fund	6,796		5,406	
Total U.S. Equity Index Fund	3,829		3,645	
Bond Index Fund	2,811		1,209	
Small Cap Equity Index Fund	1,805		1,152	
International Equity Index Fund	1,047		883	
PepsiCo Capital Stock Fund	—		54,784	*
Tricon Common Stock Fund	—		2,835	
Total investments of PBG Master Trust	$440,759		$400,807	
Total investments applicable to PBG 401(k) Savings Program	$328,223		$400,807	

* Investments that represent five percent or more of the Plan's net assets available for benefits.

** Fidelity Equity Income Fund of $47,018 thousand for 2001 and $48,063 thousand for 2000, within the Mutual Fund Window, represents five percent or more of the Plan's net assets available for benefits.

Net investment income for the Trust is as follows:

(in thousands)	2001	2000
Net (depreciation) appreciation in fair value of investments:		
PBG Stock Fund	$ 18,405	$ 25,505
Bond Index Fund	147	27
Small Cap Equity Index Fund	65	(5)
Tricon Common Stock Fund	20	(1,376)
Fidelity Equity-Income Fund	—	(8,456)
Mid Cap Equity Index Fund	(9)	128
International Equity Index Fund	(242)	(32)
Total U.S. Equity Index Fund	(415)	(196)
PepsiCo Capital Stock Fund	(916)	34,350
Fidelity BrokerageLink	(4,609)	(10,857)
Large Cap Equity Index Fund	(8,832)	(7,017)
Mutual Fund Window	(10,024)	5,017
Net (depreciation) appreciation	(6,410)	37,088
Interest	6,446	6,907
Dividends	2,458	3,725
Investment expenses	(262)	(229)
Net investment income	$ 2,232	$ 47,491
Plan's interest in net investment income of PBG Master Trust	$ (564)	$ 47,491

At December 31, 2001 and 2000, the Plan's interest in the net assets of the Trust was approximately 74% and 100%, respectively.

(4) Nonparticipant – Directed Investments

PBG makes matching contributions to the Plan, all of which are made to the PBG Stock Fund. As a result, a portion of the PBG Stock Fund is considered a nonparticipant-directed investment. Information about the net assets at December 31, 2001 and 2000, and the significant components of the changes in net assets for the years ended December 31, 2001 and 2000 relating to the PBG Stock Fund for both the participant and employer contributions is as follows:

(in thousands)	2001	2000
PBG common stock	$133,385	$80,850
Cash and cash equivalents	4,499	7,068
Employer contribution receivable	479	545
Interest and dividends receivable	72	58
Accounts payable and accrued liabilities	-	(3,063)
Net assets	$138,435	$85,458

(in thousands)	2001	2000
Net assets at beginning of Plan year	$ 85,458	$ 8,852
Net appreciation	18,405	25,505
Investment income	347	185
Investment expenses	(40)	(28)
Employer contributions	16,887	14,809
Employee contributions	13,678	11,711
Withdrawals	(4,692)	(1,606)
Net loan activity	(611)	1,465
Transfers from other funds	9,003	24,565
Change in net assets	52,977	76,606
Net assets at end of Plan year	$138,435	$85,458

At December 31, 2001 and 2000, the Plan's interest in the net assets of the PBG Stock Fund was approximately 71% and 100%, respectively.

(5) Investment Contracts with Insurance Companies

The Trust has guaranteed investment contracts, which are in the Security Plus Fund. These contracts are fully benefit responsive and are credited with actual earnings on the underlying investments, and charged for plan withdrawals and administration expenses charged by the issuer of the respective contracts. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2001 and 2000 was $105.0 million and $55.7 million, respectively. The average yield and crediting interest rates were approximately 5% and 6% for 2001, respectively, and approximately 7% for both in 2000. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

(6) Transfer From Other Plans

During 1999, PBG acquired Pepsi-Cola General Bottlers of Princeton, Inc. and Pepsi-Cola General Bottlers of Virginia, Inc. As a result, approximately $4.9 million was transferred into the Plan in 2000.

(7) Tax Status

The Plan was spun-off from the PepsiCo Plan effective July 12, 1999. The PepsiCo Plan received a determination letter from the Internal Revenue Service, which stated that the plan was qualified under Section 401(a) of the Code. PBG has subsequently amended the Plan and has submitted it to the Internal Revenue Service and requested a favorable determination letter as to the Plan's qualified tax status under Section 401(a) of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(8) Administrative Costs

All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by PBG, and any expenses not paid by PBG will be paid by the Trustee out of the Trust. All administrative expenses for the year ended December 31, 2001 and December 31, 2000, were paid by PBG, except for: monthly investment service fees charged to participants in the Fidelity BrokerageLink Fund, loan origination and monthly maintenance fees charged to participants who obtained a loan and forfeited amounts that may have been used to pay expenses.

(9) Party-in-Interest

The assets of the Plan invested with the Trustee are considered party-in-interest investments. The Trustee is currently a party-in-interest as a provider of investment management to the funds since inception. The Trustee also provided recordkeeping services from the inception date through March 2000. There are also assets of the Plan invested in Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"), which are considered party-in-interest investments since Fidelity assumed the recordkeeper responsibilities as of April 2000.

(10) Plan Termination

Although they have not expressed any intent to do so, PBG has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBG 401(k) Savings Program
By: The Pepsi Bottling Group, Inc., Plan Administrator

Greg Heaslip
Greg Heaslip
Director, Benefits

Date: June 24, 2002
Somers, New York

PBG 401(k) Savings Program

December 31, 2001 and 2000

INDEX TO EXHIBITS

EXHIBIT

23	Consent of Independent Auditors

Exhibit 23

Consent of Independent Auditors

Plan Administrator
PBG 401(k) Savings Program

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-80647 and 333-73302 pertaining to the PBG 401(k) Savings Program and the PBG 401(k) Program) of The Pepsi Bottling Group, Inc. of our report dated June 24, 2002 relating to the statements of net assets available for plan benefits of the PBG 401(k) Savings Program as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the PBG 401(k) Savings Program.

KPMG LLP

New York, New York
June 24, 2002